UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2013

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐  No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K for the quarter ended March 31, 2013. This Form 6-K is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on August 19, 2010 on Form F-3 (Registration No. 333-168938), the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011 on Form S-8 (Registration No. 333-173207) and the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission on April 24, 2012 on Form F-3ASR (Registration No, 333-180895).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: May 3, 2013	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE QUARTER ENDED MARCH 31, 2013

Unless we otherwise specify, when used in this Report the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly owned subsidiaries (including Seaspan Ship Management Ltd.), which we acquired in January 2012.

References to shipbuilders are as follows:

Shipbuilder	Reference

Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu

ii

References to customers are as follows:

Customer	Reference

China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
Compañia Sud Americana De Vapores S.A.	CSAV
COSCO Container Lines Co., Ltd.(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd, AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd.	MOL
Yang Ming (UK) Ltd.	Yang Ming
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL
(2)	A subsidiary of China COSCO Holdings Company Limited

We use the term “twenty foot equivalent unit”, or “TEU”, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as our vessels. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission, or the Commission, on March 19, 2013, or our 2012 Annual Report. Unless otherwise indicated all amounts in this Report are presented in U.S. Dollars. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

iii

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	March 31, 2013	December 31, 2012
Assets
Current assets:
Cash and cash equivalents	$286,018	$393,478
Short-term investments	66,373	36,100
Accounts receivable	33,880	9,573
Prepaid expenses	24,479	20,902
Gross investment in lease	17,597	15,977

	428,347	476,030
Vessels (note 4)	4,899,449	4,863,273

Deferred charges (note 5)	53,390	43,816

Gross investment in lease	74,601	79,821

Goodwill (note 2)	75,321	75,321

Other assets	71,050	71,561

Fair value of financial instruments (note 14(b))	43,137	41,031

	$5,645,295	$5,650,853

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$48,301	$49,997
Current portion of deferred revenue (note 6)	11,828	25,111
Current portion of long-term debt (note 7)	95,106	66,656
Current portion of other long-term liabilities	38,906	38,542

	194,141	180,306

Deferred revenue (note 6)	6,869	7,903

Long-term debt (note 7)	3,000,431	3,024,288

Other long-term liabilities	602,612	613,049

Fair value of financial instruments (note 14(b))	579,796	606,740

Shareholders’ equity:

Share capital (note 8):
Preferred shares; $0.01 par value; 65,000,000 shares authorized; 17,305,000 shares issued and outstanding (2012- 17,305,000)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 63,517,645 shares issued and outstanding (2012 - 63,042,217)
Class B common shares; $0.01 par value; 25,000,000 shares authorized; nil shares issued and outstanding (2012 - nil)
Class C common shares; $0.01 par value; 100 shares authorized; nil shares issued and outstanding (2012 - nil)	809	804
Treasury shares	(395)	(312)
Additional paid in capital	1,869,840	1,859,068
Deficit	(563,770)	(594,153)
Accumulated other comprehensive loss	(45,038)	(46,840)

	1,261,446	1,218,567

	$5,645,295	$5,650,853

Commitments (note 12)

Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

Three months ended March 31,	2013	2012
Revenue	$164,924	$153,432

Operating expenses:
Ship operating (note 3)	37,546	34,550
Depreciation and amortization	42,753	37,931
General and administrative	7,791	5,850
Operating lease	1,086	—

	89,176	78,331

Operating earnings	75,748	75,101

Other expenses (income):
Interest expense	15,484	16,975
Interest income	(187)	(308)
Undrawn credit facility fees	397	805
Amortization of deferred charges (note 5)	2,110	1,561
Change in fair value of financial instruments (note 14(b))	2,666	4,676
Equity loss on investment	34	134
Other income	(362)	—

	20,142	23,843

Net earnings	$55,606	$51,258

Earnings per share (note 9):
Class A common share, basic	$0.57	$0.54
Class A common share, diluted	0.53	0.51

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

Three months ended March 31,	2013	2012
Net earnings	$55,606	$51,258

Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	1,802	2,708

Comprehensive income	$57,408	$53,966

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2013 and year ended December 31, 2012

	Number of common shares		Number of preferred shares			Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series C	Series D
Balance, December 31, 2011	69,620,060	100	200,000	14,000,000	—	$696	$142	$—	$1,860,979	$(622,406)	$(55,986)	$1,183,425
Series D preferred shares issued	—	—	—	—	3,105,000	—	31	—	77,594	—	—	77,625
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	(2,929)	—	—	(2,929)
Shares issued through dividend reinvestment program	474,249	—	—	—	—	5	—	—	7,163	—	—	7,168
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units and stock appreciation rights issued	123,878	—	—	—	—	3	—	—	4,025	—	—	4,028
Other share-based compensation	70,836	—	—	—	—	—	—	—	839	—	—	839
Net earnings	—	—	—	—	—	—	—	—	—	121,305	—	121,305
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	9,146	9,146
Dividends on class A common shares ($0.9375 per share)	—	—	—	—	—	—	—	—	—	(58,940)	—	(58,940)
Shares repurchased, including related expenses	(11,448,101)	—	—	—	—	(114)	—	—	(172,698)	—	—	(172,812)
Shares issued and retired on acquisition (note 2)	4,220,728	(100)	—	—	—	42	—	—	83,233	—	—	83,275
Treasury shares	(19,433)	—	—	—	—	(1)	—	(312)	—	—	—	(313)
Dividends on Series C preferred shares	—	—	—	—	—	—	—	—	—	(33,250)	—	(33,250)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	862	(862)	—	—

Balance, December 31, 2012	63,042,217	—	200,000	14,000,000	3,105,000	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Three months ended March 31, 2013 and year ended December 31, 2012

	Number of common shares		Number of preferred shares			Common shares	Preferred shares	Treasury shares	Additional paid-in capital	Deficit	Accumulated other comprehensive loss	Total shareholders’ equity
	Class A	Class C	Series A	Series C	Series D
Balance, December 31, 2012, carried forward	63,042,217	—	200,000	14,000,000	3,105,000	$631	$173	$(312)	$1,859,068	$(594,153)	$(46,840)	$1,218,567
Fees and expenses in connection with issuance of preferred shares	—	—	—	—	—	—	—	—	(30)	—	—	(30)
Shares issued through dividend reinvestment program	351,311	—	—	—	—	4	—	—	6,618	—	—	6,622
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units and stock appreciation rights issued	54,990	—	—	—	—	1	—	—	2,660	—	—	2,661
Other share-based compensation	69,127	—	—	—	—	—	—	—	1,214	—	—	1,214
Net earnings	—	—	—	—	—	—	—	—	—	55,606	—	55,606
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	1,802	1,802
Dividends on class A common shares ($0.25 per share)	—	—	—	—	—	—	—	—	—	(15,794)	—	(15,794)
Treasury shares	—	—	—	—	—	—	—	(83)	—	—	—	(83)
Dividends on Series C and D preferred shares	—	—	—	—	—	—	—	—	—	(9,119)	—	(9,119)
Amortization of Series C issuance costs	—	—	—	—	—	—	—	—	310	(310)	—	—

Balance, March 31, 2013	63,517,645	—	200,000	14,000,000	3,105,000	$636	$173	$(395)	$1,869,840	$(563,770)	$(45,038)	$1,261,446

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

Three months ended March 31,	2013	2012
Cash from (used in):

Operating activities:
Net earnings	$55,606	$51,258
Items not involving cash:
Depreciation and amortization	42,753	37,931
Share-based compensation (note 10)	2,811	586
Amortization of deferred charges (note 5)	2,110	1,561
Amounts reclassified from other comprehensive loss to interest expense	1,579	2,542
Unrealized change in fair value of financial instruments	(28,869)	(25,783)
Equity loss on investment	34	134
Changes in assets and liabilities:
Accounts receivable and prepaid expenses	(24,284)	14,849
Other assets and deferred charges	(2)	1,390
Accounts payable and accrued liabilities	(2,673)	(29,609)
Deferred revenue	(14,317)	(795)
Other long-term liabilities	(465)	(4,306)

Cash from operating activities	34,283	49,758

Financing activities:
Draws on credit facilities (note 7)	9,000	45,490
Repayment of credit facilities (note 7)	(21,007)	(10,042)
Other long-term liabilities	(10,073)	(24,649)
Shares repurchased, including related expenses	—	(170,609)
Financing fees (note 5)	(11,877)	(16)
Dividends on common shares	(9,172)	(7,367)
Dividends on preferred shares	(9,119)	(8,313)

Cash used in financing activities	(52,248)	(175,506)

Investing activities:
Expenditures for vessels	(59,229)	(86,635)
Short term investments	(30,273)	(10,214)
Cash acquired on acquisition of Seaspan Management Services Ltd. (note 2)	—	23,911
Intangible assets	1,118	7,041
Investment in affiliate	(1,111)	—

Cash used in investing activities	(89,495)	(65,897)

Decrease in cash and cash equivalents	(107,460)	(191,645)

Cash and cash equivalents, beginning of period	393,478	481,123

Cash and cash equivalents, end of period	$286,018	$289,478

Supplementary cash flow information (note 11)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

1.	Basis of Presentation:

The accompanying interim financial information of Seaspan Corporation (“the Company”) does not include all the disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for annual financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2012 consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2012 Annual Report on Form 20-F.

Certain information has been reclassified to conform with the financial statement presentation adopted for the current year.

2.	Acquisition of Seaspan Management Services Limited:

On January 27, 2012, the Company acquired 100 percent of Seaspan Management Services Limited (“the Manager”), an affiliated privately owned company that has provided technical, administrative and strategic services to the Company. The Company’s acquisition of the Manager has increased its control over access to the fixed-rate services that the Manager provides to the Company on a long-term basis, and reduced certain conflicts between the Company and its directors who have interests in the Manager.

The aggregate purchase price was $106,518,000, including:

4,220,728 of the Company’s Class A common shares	$66,899
Contingent consideration	18,437
Settlement of intercompany balances	20,022
Stock based compensation	1,160

Aggregate purchase price	$106,518

Under the Share Purchase Agreement, $7,500,000 or 586,212 shares of Class A common shares were deposited in escrow for settlement of potential indemnifiable damages. The escrowed shares were released on January 27, 2013, which was the end of the escrow period.

The value of the Company’s Class A common shares issued was determined based on the closing market price of those common shares on January 26, 2012.

The contingent consideration arrangement requires the Company to pay the former owners of the Manager additional consideration of 39,081 of the Company’s Class A common shares for each of certain containerships ordered or acquired by the Company, Greater China Intermodal Investments LLC (“GCI”) or Blue Water Commerce, LLC (collectively, the “Contingency Parties”) after December 12, 2011 and prior to August 15, 2014 and which are to be managed by the Manager or the Company. The fair value of the contingent consideration is based on the estimated containership orders and acquisitions of each of the Contingency Parties prior to August 15, 2014. At March 31, 2013, 351,729 contingent shares are issuable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

2.	Acquisition of Seaspan Management Services Limited (continued):

For the three months ended March 31, 2012, the Company incurred $497,000 of acquisition-related costs that have been included in general and administrative expense in the Company’s consolidated statements of operations.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed:

Cash and cash equivalents	$23,911
Current assets	34,892
Other assets	5,998
Capital assets	679
Goodwill	75,321

Total assets acquired	140,801
Debt assumed	5,000
Current liabilities	29,124
Other long-term liabilities	159

Net assets acquired	$106,518

The goodwill of $75,321,000 arising from the acquisition is attributable to the workforce of the acquired business and the synergies expected to arise after the Company’s acquisition of the Manager. All of the goodwill was assigned to Seaspan Corporation, which is the reporting unit management has determined the goodwill to be associated with. The goodwill is not expected to be deductible for tax purposes.

3.	Related party transactions:

Prior to the acquisition of the Manager on January 27, 2012, the ultimate beneficial owners of the Manager directly and indirectly owned common shares and preferred shares, of the Company.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

3.	Related party transactions (continued):

The Company had entered into management agreements with the Manager for the provision of certain technical, strategic and administrative services for fees:

•

Technical Services - The Manager was responsible for providing ship operating services to the Company in exchange for a fixed fee per day per vessel. The technical services fee did not include certain extraordinary items, as defined in the management agreements.

•

Administrative and Strategic Services - The Manager provided administrative and strategic services to the Company for the management of the business for a fixed fee of $72,000 per year. The Company also reimbursed all reasonable expenses incurred by the Manager in providing these services to the Company.

The Company incurred the following costs under the management agreements with the Manager which were incurred prior to the date of acquisition:

Three months ended March 31,	2013	2012
Technical services	$—	$9,700
Dry-dock activities included in technical services	—	421
Other services	—	410

The Company incurred the following costs with related parties:

Three months ended March 31,	2013	2012
Arrangement fees	3,052	—
Transaction fees	860	—
Reimbursed expenses	18	—

As at March 31, 2013, the Company had $21,900,000 (December 31, 2012 – nil) due from GCI primarily in connection with vessels that GCI will acquire pursuant to its right of first refusal. The Company also had $1,820,000 (December 31, 2012 - $1,501,000) due from other related parties. These amounts are included in accounts receivable.

As at March 31, 2013, the Company had due to related parties of $753,000 (December 31, 2012 – nil) included in accounts payable.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

4.	Vessels:

March 31, 2013	Cost	Accumulated depreciation	Net book value
Vessels	$5,339,776	$595,169	$4,744,607
Vessels under construction	154,842	—	154,842

Vessels	$5,494,618	$595,169	$4,899,449

December 31, 2012	Cost	Accumulated depreciation	Net book value
Vessels	$5,339,550	$553,582	$4,785,968
Vessels under construction	77,305	—	77,305

Vessels	$5,416,855	$553,582	$4,863,273

During the three months ended March 31, 2013, the Company capitalized interest costs of $1,638,000 (March 31, 2012 - $2,085,000) to vessels under construction.

5.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2012	$12,694	$31,122	$43,816
Cost incurred	121	12,717	12,838
Amortization expensed	(857)	(2,110)	(2,967)
Amortization capitalized	—	(297)	(297)

March 31, 2013	$11,958	$41,432	$53,390

6.	Deferred revenue:

	March 31,	December 31,
	2013	2012
Deferred revenue on time charters	$5,657	$19,861
Deferred interest on lease receivable	11,298	12,503
Other deferred revenue	1,742	650

Deferred revenue	18,697	33,014
Current portion	(11,828)	(25,111)

Deferred revenue	$6,869	$7,903

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

7.	Long-term debt:

	March 31, 2013	December 31, 2012
Long-term debt:
Revolving credit facilities	$2,278,442	$2,287,942
Term loan credit facilities	817,095	803,002

Long-term debt	3,095,537	3,090,944
Current portion	(95,106)	(66,656)

Long-term debt	$3,000,431	$3,024,288

(a)	On January 28, 2013, the Company entered into a LIBOR based term loan facility with an Asian bank of up to $340,000,000 to be used towards the refinancing of existing vessels. The facilities bear interest at LIBOR plus a margin. The Company is subject to a commitment fee of 0.4% per annum calculated on the undrawn amount of the loan.

(b)	On February 28, 2013, the Company entered into two term loans of $4,500,000 each. The proceeds of these term loans were used to fund a portion of the construction cost of two 10000 TEU vessels. The loans are non-interest bearing until the respective delivery dates of the vessels. Upon delivery of the respective vessels, the loans will begin bearing interest at 6% per annum, payable quarterly, and mature on the third anniversary of the respective delivery date. The Company has an option to extend the term of the loans by two years. The loans will bear interest at 7% per annum, payable quarterly over the extension period.

8.	Share capital:

Preferred shares:

The Company had the following preferred shares outstanding:

	Shares		Liquidation preference
			March 31,	December 31,
Series	Authorized	Issued	2013	2012
A	315,000	200,000	$314,922	$305,872
B	260,000	—	—	—
C	40,000,000	14,000,000	350,000	350,000
D	20,000,000	3,105,000	77,625	77,625
R	1,000,000	—	—	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

9.	Earnings per share:

(a)	Earnings per share (“EPS”) computation:

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

Three months ended March 31, 2013	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$55,606
Less:
Series A preferred share dividends	(9,050)
Series C preferred share dividends	(8,620)
Series D preferred share dividends	(1,543)

Basic EPS:
Earnings attributable to common shareholders	$36,393	63,767,000	$0.57
Effect of dilutive securities:
Share-based compensation	—	364,000
Contingent consideration (note 2)	—	977,000
Shares held in escrow (note 2)	—	189,000
Convertible Series A preferred shares	9,050	20,693,000

Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$45,443	85,990,000	$0.53

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

9.	Earnings per share (continued):

Three months ended March 31, 2012	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$51,258
Less:
Series A preferred share dividends	(8,128)
Series C preferred share dividends	(8,532)

Basic EPS:
Earnings attributable to common shareholders	$34,598	63,696,000	$0.54
Effect of dilutive securities:
Share-based compensation	—	198,000
Contingent consideration (note 2)	—	703,000
Shares held in escrow (note 2)	—	586,000
Convertible Series A preferred shares	8,128	18,383,000

Diluted EPS:
Earnings attributable to common shareholders plus assumed conversion	$42,726	83,566,000	$0.51

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

10.	Share-based compensation:

A summary of the Company’s outstanding restricted shares and phantom share units as of and for the period ended March 31, 2013 is presented below:

Restricted shares	Number of shares	W.A. grant date FV
December 31, 2012	63,653	$14.17
Granted	54,990	17.01
Vested	(63,653)	14.17

March 31, 2013	54,990	$17.01

Phantom share units	Number of shares	W.A. grant date FV
December 31, 2012	562,000	$13.13
Granted	95,000	19.30
Exercised	—	—

March 31, 2013	657,000	$14.02

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holder, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At March 31, 2013, 460,000 (December 31, 2012—328,000) of the outstanding phantom share units were vested and available for exchange by the holder. As at March 31, 2013, there are 734,329 (December 31, 2012—884,319) remaining shares left for issuance under this Plan.

On March 27, 2013, the Company granted 1,690,851 stock appreciation rights (“SARs”) to certain members of management (the “Participants”) which vest and become exercisable in three tranches when and if the fair market value of the common shares equals or exceeds the applicable base price for each tranche for any 20 consecutive trading days on or before the expiration date of each tranche. The Participants may exercise each vested tranche of SARs and receive common shares with a value equal to the difference between the applicable base price and the fair market value of the common shares on the exercise date. The common shares received on the exercise of SARs are subject to a retention requirement where the Participant is required to retain ownership of 50% of the net after tax number of shares until the later of March 22, 2018 or 120 days after the exercise date.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

10.	Share-based compensation (continued):

The assumptions used in the Monte Carlo model to calculate the grant date fair value of the SARs were as follows:

Average expected term			3.8 years
Expected volatility			39.73%
Dividend yield			4.97%
Average risk free rate			0.50%

	Number of SARs	Base price	Expiration date
Tranche 1	540,319	$21.50	December 31, 2015
Tranche 2	565,778	24.00	December 31, 2016
Tranche 3	584,754	26.50	December 31, 2017

Total	1,690,851

During the three months ended March 31, 2013, the Company recognized $599,000 (March 31, 2012—$586,000) related to restricted share units and phantom share units, $2,062,000 (March 31, 2012—nil) related to SARs and $150,000 (March 31, 2012—$188,000) in share-based compensation expenses related to other stock-based awards. In addition, the Company recognized $374,000 (March 31, 2012—$184,000) in other stock-based awards that was capitalized to vessels under construction. During the three months ended March 31, 2013, the total fair value of shares vested and exercised was $902,000 (December 31, 2012—$563,000). As at March 31, 2013, there was $17,623,000 (December 31, 2012—$12,519,000) of total unrecognized compensation costs relating to unvested share-based compensation awards and SARs, which are expected to be recognized over a weighted average period of 17 months.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

11.	Supplemental cash flow information:

Three months ended March 31,	2013	2012
Interest paid on debt	$15,980	$11,307
Interest received	787	234
Undrawn credit facility fee paid	281	442
Non-cash transactions:
Dividends on Series A preferred shares	9,050	8,128
Dividend reinvestment	6,622	4,361
Other long-term liabilities for vessels under construction	—	84,787
Long-term debt for vessels under construction	16,600	—
Acquisition of the Manager for shares, excluding cash received	—	73,794
Loan repayment for vessels under construction	3,080	—

12.	Commitments:

(a)	As of March 31, 2013, based on the contractual delivery dates, the Company has outstanding commitments for the purchase of additional vessels and installment payments for vessels under construction as follows:

Remainder of 2013	$77,920
2014	427,510
2015	235,380

$740,810

(b)	As of March 31, 2013, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases are approximately:

Remainder of 2013	$500,125
2014	693,794
2015	743,765
2016	706,349
2017	636,481
Thereafter	3,041,855

$6,322,369

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

12.	Commitments (continued):

(c)	As of March 31, 2013, the commitment under operating leases is as follows:

Remainder of 2013	$5,120
2014	6,930
2015	6,947
2016	6,986
2017	7,013
Thereafter	24,191

$57,187

13.	Concentrations:

The Company’s revenue is derived from the following customers:

Three months ended March 31,	2013	2012
COSCON	$74,597	$57,202
CSCL Asia	34,597	39,800
K-Line	18,778	18,986
HL USA	14,580	14,479
MOL	10,722	10,329
Other	11,650	12,636

	$164,924	$153,432

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

14.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, accounts receivable and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of March 31, 2013, the fair value of the Company’s long-term debt is $2,660,512,000 (December 31, 2012—$2,641,016,000). As of March 31, 2013, the fair value of the Company’s other long-term liabilities is $620,709,000 (December 31, 2012—$631,041,000). The fair value of long-term debt and other long term liabilities are estimated based on expected interest and principal repayments, discounted by forward rates plus a margin appropriate to the credit risk of the Company.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

14.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of March 31, 2013, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of March 31, 2013	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017(2)
5.1750%	625,899	663,399	July 16, 2012	July 15, 2016
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021(2)
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2) (3)
5.2000%	92,160	96,000	December 18, 2006	October 2, 2015
5.4975%	59,700	59,700	July 31, 2012	July 31, 2019
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional during the term of the swap.

(2)	Prospectively de-designated as an accounting hedge in 2008.

(3)

The Company has entered into a swaption agreement with a bank (Swaption Counterparty A) whereby Swaption Counterparty A has the option to require the Company to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014 after which it expires. The notional amount of the underlying swap is $106,800,000 with an effective date of February 28, 2014 and an expiration date of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively will offset the Company’s 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

In addition to the swaps listed above, the Company has entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps, by February 28, 2017, to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

Counterparties to the derivative financial instruments are major financial institutions. Due to the nature of the counterparties and the fact that the instruments were primarily in favor of counterparties at March 31, 2013, the risk of credit loss related to these counterparties is considered to be immaterial at March 31, 2013.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

14.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments (continued):

The following provides information about the Company’s interest rate derivatives:

Fair value of asset and liability derivatives:

	March 31, 2013	December 31, 2012
Fair value of financial instruments asset	$43,137	$41,031
Fair value of financial instruments liability	579,796	606,740

The following table provides information about losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

Three months ended March 31,	2013	2012
Loss on derivatives recognized in net earnings:
Change in fair value of financial instruments	$(2,666)	$(4,676)

Loss reclassified from AOCL to net earnings(1):
Interest expense	(1,579)	(2,542)
Depreciation and amortization	(223)	(166)

(1)

The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next 12 months is approximately $6,400,000.

(c)	Foreign exchange derivative instruments:

We are exposed to market risk from foreign currency fluctuations. We have entered into foreign currency forward contracts to manage foreign currency fluctuations. At March 31, 2013, the notional amount of the foreign exchange forward contracts is $13,800,000 (December 31, 2012—$7,000,000) and the fair value liability is $192,000 (December 31, 2012—$12,000).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

For the three months ended March 31, 2013 and 2012

15.	Subsequent events:

(a)	In April 2013, the Company issued 351,729 class A common shares to the former owners of the Manager as contingent consideration in connection with the acquisition of the Manager (note 2).

(b)	On April 12, 2013, the Company declared quarterly dividends of $0.59375 and $0.496875 per Series C and Series D preferred share, respectively, representing a total distribution of $9,855,000. The dividends were paid on April 30, 2013 to all shareholders of record on April 29, 2013.

(c)	On April 25, 2013, the Company entered into a term loan facility with an Asian bank in the amount of up to $174.0 million to be used to fund the construction of two 14000 TEU newbuilding containerships to be chartered to Yang Ming Marine Transport Corp.

(d)	On April 26, 2013, the Company declared a quarterly dividend of $0.3125 per common share. The dividend is payable on May 30, 2013 to all shareholders of record as of May 20, 2013.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of March 31, 2013, we operated a fleet of 69 vessels (including eight leased vessels) and have entered into contracts for the purchase of an additional eight newbuilding containerships and two existing containerships, which have scheduled delivery dates through May 2015. Each of our newbuilding vessels will commence operation under long-term, fixed-rate charters upon delivery and the existing vessels will commence operation under short-term, fixed-rate charters upon delivery. The average age of the 69 vessels in our operating fleet was approximately six years as of March 31, 2013.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of March 31, 2013, the charters on the 69 vessels in our operating fleet had an average remaining term of approximately six years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at March 31, 2013 were as follows:

Customers for Current Fleet
COSCON
CSAV
CSCL Asia
HL USA Hapag-Lloyd
K-Line MSC
MOL
Yang Ming

Customers for Additional 10 Vessel Deliveries
Hanjin MOL Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Time Charters

During the quarter ended March 31, 2013, two 4250 TEU vessels were re-delivered to us. Two vessels commenced short-term charters in late March and one vessel commenced a short term charter in mid-April.

Newbuilding Contracts

In January 2013 we entered into contracts for the construction of five 14000 TEU newbuilding containerships with HHI. The vessels are scheduled for delivery in 2015, and will be constructed using our fuel efficient SAVER design. Concurrently, we signed long-term, fixed-rate time charters for these vessels with Yang Ming Marine. After the initial long-term charter periods, Yang Ming Marine may extend the charter for each vessel for up to two additional years. Pursuant to our right of first refusal agreement with Greater China Intermodal Investments, LLC, or GCI, we will retain three of the 14000 TEU newbuilding containerships and GCI will acquire the remaining two vessels.

In January 2013 we entered into contracts for the construction of four 10000 TEU newbuilding containerships with New Jiangsu and Jiangsu Xinfu. The vessels are scheduled for delivery in 2014 and will be constructed using our fuel efficient SAVER design. Concurrently, we signed long-term, fixed-rate time charters for these vessels with MOL. After the initial long-term charter periods, MOL may extend the charter for each vessel for up to two additional years. In connection with this transaction, we have also agreed to purchase from MOL four existing 2003-built 4600 TEU vessels, which are scheduled for delivery in late 2013 and early 2014, and have signed two year short-term fixed-rate time charters for these vessels with MOL. Pursuant to our right of first refusal agreement with GCI, we will retain two of the 10000 TEU newbuilding containerships and two of the existing vessels and GCI will acquire the remaining two 10000 TEU newbuilding containerships and two existing vessels.

We intend to fund the construction of our five newbuilding containerships and the acquisition of the two existing vessels initially with existing cash and new debt financing. We are considering various sources of debt financing to which we have access. We will supervise the construction of all nine newbuilding vessels and manage all 13 vessels included in these transactions.

2013 Loan Facility Transaction

In January 2013 we entered into a LIBOR-based term loan facility with an Asian bank in the amount of up to $340.0 million to be used towards refinancing of existing vessels.

Recent Developments

On April 25, 2013, we entered into a term loan facility with an Asian bank in the amount of up to $174.0 million to be used to fund the construction of two 14000 TEU newbuilding containerships to be chartered to Yang Ming Marine.

Dividends

On April 26, 2013, our board of directors declared quarterly dividends of $0.3125 per common share of our Class A common stock. The dividend will be paid on May 30, 2013 to all shareholders of record as of May 20, 2013. This represents a 25.0% increase over the previous quarterly common share dividend. With this dividend, we have increased our quarterly common share dividend by 212.5% since March 31, 2010. We expect common share dividends for the four quarters ending December 31, 2013 to total $1.25 per share.

On April 30, 2013, we paid quarterly dividends of $0.59375 and $0.496875 per share on our 9.5% Series C preferred shares and 7.95% Series D preferred shares, respectively. The dividends, representing a total distribution of $9.9 million, were paid to all Series C and Series D preferred shareholders of record as of April 29, 2013 for the period from January 30, 2013 to April 29, 2013.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 69 operating vessels as of March 31, 2013:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
						(in thousands)
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	$55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(2)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.0	(2)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(3)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(3)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(4)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(4)
Alianca Itapoa(5)	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(4)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	10.0	(6)
MSC Manu	4800	1988	11/15/11	MSC	5 years	10.0	(6)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	10.0	(6)
MSC Carole	4800	1989	10/12/11	MSC	5 years	10.0	(6)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(7)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(7)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(7)
Berlin Bridge(1)	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(7)
Budapest Bridge(1)	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(7)
Seaspan Hamburg	4250	2001	7/3/01	CSCL Asia	10 years + one 2-year option	18.3	(8)
CSCL Chiwan	4250	2001	9/20/01	CSCL Asia	10 years + one 2-year option	18.3	(8)
Seaspan Ningbo(9)	4250	2002	—	—	—	—
Seaspan Dalian	4250	2002	3/24/13	Hapag-Lloyd	Up to 5 months	Short term rate	(10)
Seaspan Felixstowe	4250	2002	3/31/13	Hapag-Lloyd	Up to 5 months	Short term rate	(10)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(11)	18.0	(12)
CSAV Loncomilla	4250	2009	4/28/09	CSAV	6 years	25.9
CSAV Lumaco	4250	2009	5/14/09	CSAV	6 years	25.9
CSAV Lingue	4250	2010	5/17/10	CSAV	6 years	25.9
CSAV Lebu	4250	2010	6/7/10	CSAV	6 years	25.9
Madinah(1)	4250	2009	6/20/12	Yang Ming	Up to 18 months	Short term rate	(10)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.8	(13)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.8	(13)
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.8	(13)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.8	(13)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.8	(13)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.8	(13)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.8	(13)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(13)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.

(2)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day, increasing to $34,500 per day after six years.
(3)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(4)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(5)	The name of the COSCO Vietnam was changed to Alianca Itapoa in March 2012 in connection with a sub-charter from COSCON to Hamburg Süd.
(6)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day, increasing to $14,500 after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(7)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(8)	CSCL Asia has an initial charter of 10 years with a charter rate of $18,000 per day for the first five years, $18,300 per day for the second five years, and $19,000 per day for the two-year option. CSCL Asia has exercised its options on the Seaspan Hamburg and the CSCL Chiwan. In May 2013, CSCL Asia will commence a direct continuation of the time charter for the Seaspan Hamburg for an additional six months plus a six-month option at short term charter rates.
(9)	This vessel was off-charter as of March 31, 2013, but commenced a short-term charter in mid-April 2013.
(10)	Given the term of the time-charter is less than one year, the vessel is being chartered at rates applicable to short term charters.
(11)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a termination fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired, and these charters have automatically extended pursuant to their terms.
(12)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day, and $18,500 per day for the two one-year options.
(13)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of March 31, 2013 we have contracted to purchase eight newbuilding containerships and two existing 4600 TEU vessels, which have scheduled delivery dates through to May 2015. These vessels consist of:

Vessel	Vessel Class (TEU)	Length of Time Charter (1)	Charterer	Scheduled Delivery Date	Shipbuilder
MOL Excellence	4600	2 years + one 1-year option	MOL	2013	Mitsubishi Heavy Industries Ltd. (2003)
MOL Efficiency	4600	2 years + one 1-year option	MOL	2013	Mitsubishi Heavy Industries Ltd. (2003)
Hull No. 983	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 985	10000	10 years + one 2-year option	Hanjin	2014	Jiangsu Xinfu
Hull No. 993	10000	10 years + one 2-year option	Hanjin	2014	New Jiangsu
Hull No. 1006	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 1008	10000	8 years + one 2-year option	MOL	2014	New Jiangsu and Jiangsu Xinfu
Hull No. 2638	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2640	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2642	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.

The estimated number of vessels in our fleet, including third party managed vessels, based on existing contracts and scheduled delivery dates as of March 31, 2013 is as follows:

	Quarter Ended	Scheduled for the year ended December 31,
	March 31, 2013	2013	2014	2015
Owned and leased vessels	69	69	71	76
Deliveries	—	2	5	3

Total	69	71	76	79
Managed vessels	—	—	2	6
Deliveries	—	2	4	4

Total	—	2	6	10
Total Fleet	69	73	82	89
Total Capacity (TEU)	405,100	423,500	513,500	603,500

Quarter Ended March 31, 2013 Compared with Quarter Ended March 31, 2012

The following is a discussion of our results of operations for the quarters ended March 31, 2013 and 2012. The following provides information about our fleet as of March 31, 2013 and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	69
Average age of fleet	6 years
TEU capacity	405,100
Average remaining initial term on outstanding charters	6 years

We began 2012 with 65 vessels in operation and accepted delivery of four vessels during the year ended December 31, 2012, bringing our fleet to a total of 69 vessels in operation as at December 31, 2012. As of March 31, 2013, our fleet remains at 69 vessels in operation. Revenue is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Quarter Ended March 31,		Increase
	2013	2012	Days	%
Operating days	5,620	5,540	80	1.4%
Ownership days	5,850	5,591	259	4.6%

Our vessel utilization for the quarters ended March 31, 2013 and 2012 is as follows:

Quarter ended March 31,	2013	2012
Vessel Utilization:
Ownership Days	5,850	5,591
Less Off-hire Days:
Scheduled 5-Year Survey	—	(44)
Unscheduled Off-hire(1)	(230)	(7)

Operating Days	5,620	5,540

Vessel Utilization	96.1%	99.1%

(1)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the quarters ended March 31, 2013 and 2012 are summarized below:

	Quarter Ended March 31,		Change
	2013	2012	$	%
Financial Summary (in millions)
Revenue	$164.9	$153.4	$11.5	7.5%
Ship operating expenses	37.5	34.6	3.0	8.7%
Depreciation and amortization expense	42.8	37.9	4.8	12.7%
General and administrative expense	7.8	5.9	1.9	33.2%
Operating lease expense	1.1	—	1.1	100.0%
Interest expense	15.5	17.0	(1.5)	(8.8)%
Undrawn credit facility fees	0.4	0.8	(0.4)	(50.7)%
Change in fair value of financial instruments	2.7	4.7	(2.0)	(43.0)%

Revenue

The increase in revenue for the quarter ended March 31, 2013 was due primarily to the impact of a full quarter’s contribution of the larger newbuild vessels delivered in 2012 that have higher time-charter rates. These increases were partially offset by an increase in unscheduled off-hire which includes 221 off-charter days for four of our 4250 TEU vessels, fewer operating days in the first quarter 2013 because 2012 was a leap year and lower rates for four vessels that were on short-term charters during the quarter. The increase in operating days and the financial impact thereof for the quarter ended March 31, 2013 relative to the corresponding period in 2012, is attributable to the following:

	Quarter Ended March 31, 2013
	Operating Days impact	$ impact (in millions)
Full period contribution for 2012 vessel deliveries	320	$17.9
Change in daily charterhire rate and re-charters	—	(1.7)
Fewer days due to leap year	(61)	(1.7)
Scheduled off-hire	44	1.1
Unscheduled off-hire	(223)	(4.3)
Other	—	0.2

Total	80	$11.5

Vessel utilization was 96.1% for the quarter ended March 31, 2013, compared to 99.1% for the comparable period in 2012. The decrease in vessel utilization for the quarter ended March 31, 2013 was primarily due to a 223-day increase in unscheduled off-hire which includes 221 off-charter days for four of our 4250 TEU vessels. During the quarter ended March 31, 2013, there were no scheduled dry-dockings, compared to the quarter ended March 31, 2012, where we completed four dry-dockings which resulted in 44 days of scheduled off-hire.

Our cumulative vessel utilization since our initial public offering in August 2005 through March 31, 2013 is 99.0%.

Ship Operating Expense

Ship operating expense for the quarter ended March 31, 2013 increased by $3.0 million, or 8.7%, to $37.5 million compared to the corresponding period in the prior year. The increase is due to 320 more ownership days related to the addition of four 13100 TEU vessels during the first and second quarter of 2012. In addition, larger TEU vessels are more expensive to operate. The increased cost of lubes, insurance and other operating costs associated with these vessels further contributed to higher ship operating expenses.

Ship operating expense for the quarter ended March 31, 2012 included fixed, daily, per vessel fees totalling $9.3 million, paid to our Manager for technical services prior to our acquisition of the Manager on January 26, 2012, and $25.3 million of direct costs incurred during the post-acquisition period from January 27 to March 31, 2012.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense for the quarter ended March 31, 2013 was due to the increase in the size of our fleet. Four vessels were delivered in 2012 and a full quarter of depreciation was taken in 2013.

General and Administrative Expenses

For the quarter ended March 31, 2013, general and administrative expenses increased by $1.9 million to $7.8 million from $5.9 million for the same period of 2012. The increase was due primarily to the non-cash stock appreciation rights granted to our chief executive officer in December 2012. In March 2013, stock appreciation rights were granted to certain members of management. We expect to incur non-cash compensation expenses of approximately $9.2 million for the remainder of 2013 and $4.2 million in 2014 and $0.3 million in each of 2015, 2016 and 2017 relating to the stock appreciation rights granted to our chief executive officer and management.

Operating Lease Expense

On June 27, 2012, we sold the Madinah to a U.S. bank and we are leasing the vessel back for approximately nine years. Prior to June 27, 2012, we owned the vessel and financed it with a term loan of $53.0 million which was repaid using the proceeds from the sale to the bank. During the quarter ended March 31, 2013, we incurred operating lease expense of $1.1 million. In the comparable period of 2012, instead of operating lease expense, we incurred interest expense of $0.6 million on the $53.0 million loan.

Interest Expense

As at March 31, 2013, our long-term debt balance was $3.1 billion and our other long-term liabilities were $641.5 million. As at March 31, 2013, our operating debt balance was $2.9 billion. Interest expense was comprised primarily of interest incurred on long-term debt and other long-term liabilities at the variable rate calculated by reference to LIBOR plus the applicable margin incurred on debt for operating vessels and a reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction.

The decrease in interest expense for the quarter ended March 31, 2013, was primarily due to a lower reclassification of accumulated other comprehensive loss into earnings. The remaining decrease was due to lower operating debt and other long-term liabilities as well as a reduction in the average LIBOR. In 2012, the term loan of $53.0 million was repaid using the proceeds from the sale of the Madinah. The average LIBOR charged on our long-term debt for the quarter ended March 31, 2013 was 0.2% compared to 0.5% for the comparable period in the prior year. Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed rate on operating debt is recorded in the “Change in fair value of financial instruments” caption of the Statements of Operations.

Undrawn Credit Facility Fee

During the quarter ended March 31, 2013, the decrease in undrawn credit facility fees compared to 2012 was due to a reduction in average undrawn balances on our credit facilities due to debt draws for construction and final delivery of vessels. We pay commitment fees ranging from 0.2% to 0.4% on our credit facilities, which are expensed as incurred.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a loss of $2.7 million for the quarter ended March 31, 2013, compared to a loss of $4.7 million for the comparable period in the prior year. The decrease in change in fair value for the quarter was primarily due to the effect of the passage of time and less discounting of expected future settlements. The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenure of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $134.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenure of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $17.0 million.

All of our interest rate swap agreements and our swaption agreements were marked to market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2012 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

As at March 31, 2013, our cash and cash equivalents and short-term investments totaled $352.4 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayment, lease payments and payment of our quarterly dividends. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to purchase, debt repayment, lease payments, and any open market repurchases of common shares. Our long-term liquidity needs primarily relate to vessel acquisitions, debt repayment and lease payments, any open market repurchases of common shares, and the future potential redemption of our Series C and Series D Preferred Shares. The Series C Preferred Shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C Preferred Shares are redeemable by us at any time on or after January 30, 2016. The Series D Preferred Shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share. The Series D Preferred Shares are redeemable by us at any time on or after January 30, 2018.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease obligations, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of March 31, 2013, the estimated remaining installments on the 10 vessels we had contracted to purchase was approximately $740.8 million, which we will fund primarily from our existing and future credit facilities, cash from operations and proceeds from our prior preferred share offerings. Future equity issuances may be considered for growth.

The following table summarizes our credit facilities and lease obligations as of March 31, 2013:

	Amount Outstanding(1)	Amount Committed	Amount Available
	(in millions)	(in millions)	(in millions)
Credit Facilities
Revolving credit facilities (2) (3)	$2,278.4	$2,438.0	$84.6
Term loan credit facilities (4)	817.1	1,364.3	207.2

Total Credit Facilities (5)	3,095.5	3,802.3	291.8

Lease Facilities
Leases for five 4500 TEU vessels (limited recourse to Seaspan Corporation) (6)	403.5	400.0	—
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	103.6	103.6	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	134.4	134.4	—

Total Lease Facilities	641.5	638.0	—

Total Credit and Lease Facilities	$3,737.0	$4,440.3	$291.8

(1)	Includes amounts owed by wholly owned subsidiaries of Seaspan Corporation, which are non-recourse to Seaspan Corporation.
(2)	For one of our revolving credit facilities, we have removed one of the two vessels under this facility and are therefore only able to borrow up to the greater of $75.0 million and 65% of the vessel delivered costs. The amount available does not include the this $75.0 million.
(3)	Includes a $9.6 million line of credit which was undrawn as at March 31, 2013.
(4)	For one of our term loan credit facilities, we will not be able to draw on the committed amount of $340.0 million until the seven collateral vessels are registered as security. The amount available does not include the this $340.0 million.
(5)	Long-term debt related to operating vessels was $2.9 billion as at March 31, 2013 and $2.8 billion as at March 31, 2012, with the remaining amount of our long-term debt under our credit facilities as of such dates relating to the construction of newbuilding vessels.
(6)	The lessor has funded the $400.0 million committed amount. The difference between the carrying value of this facility and the amount outstanding is due to implicit interest accrued for financial reporting purposes.

Credit and Lease Facilities

Our Credit Facilities

We use our credit facilities to finance the construction and acquisition of vessels. Our credit facilities are, or will be upon scheduled vessel deliveries, secured by first-priority mortgages granted on 64 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of March 31, 2013, our revolving credit facilities and term loans provided for borrowings of up to approximately $3.8 billion, of which approximately $3.1 billion was outstanding and $291.8 million was available to be drawn by us subject to certain conditions. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 0.9% as of March 31, 2013. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be reborrowed, subject to certain conditions.

Interest payments on our term loans, excluding five term loans totaling $24.0 million, are based on either LIBOR plus margins, which ranged between 0.4% and 4.8% as of March 31, 2013 or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of March 31, 2013. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be reborrowed.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities are provided by bank financial leasing owners who own our eight leased vessels, including one operating lease. These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels. We do not include our operating lease as part of our lease facilities.

As at March 31, 2013, we had lease obligations of approximately $641.5 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

One of our subsidiaries is a party, as lessee, to lease agreements for a lease facility used to finance the acquisition of five 4500 TEU vessels. The lessor has retained title to the vessels and remains our subsidiary’s counterparty but has transferred its entire leasing business to its parent company. All of those vessels have been delivered and have commenced operations under 12-year fixed-rate time charters with K-Line. Our subsidiary is a party to each of the time charters with K-Line and we have guaranteed the performance of its obligations to K-Line. Our subsidiary’s obligations under this facility are secured by a general assignment of earnings (including under the time charters for the vessels), insurances and requisition hire for each vessel, and a corporate guarantee issued by us that is limited to a fixed amount of the obligations. In connection with this guarantee, we have placed $60.0 million of restricted cash in a deposit account over which the lessor has a first priority interest.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2012 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Quarter Ended March 31,
	2013	2012
	(in thousands)
Net cash flows from operating activities	$34,283	$49,758
Net cash flows used in financing activities	(52,248)	(175,506)
Net cash flows used in investing activities	(89,495)	(65,897)

Operating Cash Flows

Net cash flows from operating activities was $34.3 million for the quarter ended March 31, 2013, a decrease of $15.5 million over the comparable period in the previous year. The decrease was primarily due to working capital changes, partially offset by higher operating earnings before depreciation and amortization, as shown below:

Quarter ended March 31, 2013 (in millions)
Higher operating earnings before depreciation and amortization	$7.7
Higher swap settlements	(1.1)
Lower cash interest expense, net of amounts capitalized	0.5
Working capital changes	(23.3)
Other	0.7

Decrease in net cash from operating activities over the comparable period in the prior year	$(15.5)

The higher operating earnings before depreciation and amortization resulted from the delivery of four additional vessels in the first and second quarters of 2012. The decrease in working capital changes is primarily due to the increase in our accounts receivable balance as a result of newbuilding installment payments paid by us on behalf of GCI and a decrease in deferred revenue balances due to the timing of cash receipts from our charterers.

Financing Cash Flows

Net cash flows used in financing activities was $52.2 million for the quarter ended March 31, 2013, a decrease of $123.3 million from the comparable period in the prior year. The decrease in cash used was primarily due to $170.6 million used to repurchase 11.3 million of our Class A common shares related to our 2012 tender offer. We did not repurchase any of our Class A common shares during the quarter ended March 31, 2013. During the quarter ended March 31, 2013, we drew $36.5 million less on our credit facilities as we had two vessel deliveries in the comparable quarter in the prior year. We also incurred $11.9 million in financing fees in connection with our new loan facility entered into during January 2013. We increased our dividends paid on our common shares from $0.1875 per share to $0.25 per share and paid dividends on our Series D preferred shares, resulting in additional cash used of $2.6 million during the quarter ended March 31, 2013, compared to the same period in 2012.

Investing Cash Flows

Net cash flows used in investing activities was $89.5 million for the quarter ended March 31, 2013, which represents an increase of $23.6 million from the comparable period in the previous year. The increase in cash used was primarily due to $23.9 million of cash acquired on acquisition of our Manager in the comparable period of the prior year. During the quarter ended March 31, 2013, we invested $20.1 million more in short-term investments. This was partially offset by fewer installment payments for vessels under construction, as we had two vessels delivered in the comparable period of 2012.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately six years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. In the first quarter of 2013 and 2012, we completed nil and four dry-dockings, respectively. All of the vessels dry-docked in 2012 underwent their first five-year dry-docking. In 2013, we expect five and two vessels to undergo their five and 10-year dry-dockings, respectively.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	The remaining lives of our vessels;

•	The returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	Future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•

Our future operating and interest costs, particularly after the acquisition of our Manager now that our operating costs are subject to market fluctuation; future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	Our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time; and

•	Unanticipated future events and other contingencies.

Please read “Item 3D. Risk Factors” in our 2012 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

	Quarter Ended March 31,
	2013	2012
	(in thousands, except per share amounts)
Dividends on Class A common shares
Declared, per share	$0.25	$0.1875
Paid in cash	9,172	7,374
Reinvested in common shares through dividend reinvestment plan	6,622	4,361

	$15,794	$11,735

Dividends on preferred shares
Series A, accrued	$9,050	$8,128

Series C, paid in cash	$8,313	$8,313

Series D, paid in cash	$806	$—

On April 26, 2012, we declared a first quarter dividend of $0.3125 per Class A common share. The dividend is payable on May 30, 2013 to all shareholders of record on May 20, 2013.

On April 30, 2013, we paid quarterly dividends of $0.59375 and $0.496875 per share on our 9.5% Series C preferred shares and 7.95% Series D preferred shares, respectively. The dividends, representing a total distribution of $9.9 million, were paid to all Series C and Series D preferred shareholders of record as of April 29, 2013 for the period from January 30, 2013 to April 29, 2013.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions.

Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Estimates” in our 2012 Annual Report.

Recent Accounting Developments

None.

Off-Balance Sheet Arrangements

At March 31, 2013, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended March 31, 2013 contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should”, and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	potential acquisitions, vessel financing arrangements and other investments, and our expected benefits from such transactions;

•	the effects of the acquisition of our Manager on our operations and results;

•	the effects of grants of stock appreciation rights to our chief executive officer and certain members of management on our general and administrative expenses;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to borrow funds under our credit facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•

our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts or the useful lives of our vessels;

•	our continued ability to enter into primarily long-term, fixed-rate time charters with our customers;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	taxation of our company and of distributions to our shareholders;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in “Item 3D. Risk Factors” in our 2012 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the Commission that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of March 31, 2013, our floating-rate borrowings totaled $2.9 billion and we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal of $2.5 billion. As of March 31, 2013, these interest rate swaps and swaptions had a fair value of $43.1 million in our favor and $579.8 million in the counterparties’ favor.

The tables below provide information about our financial instruments at March 31, 2013 that are sensitive to changes in interest rates. Please read notes 10 and 11 to our consolidated financial statements included in our 2012 Annual Report, which provide additional information with respect to our credit and lease facilities. The information in this table is based upon our credit and lease facilities.

	Principal Payment Dates
(in thousands)	2013	2014	2015	2016	2017	Thereafter
Credit Facilities:
Bearing interest at variable interest rates(1)	36,070	262,934	944,887	109,076	150,081	1,429,532
Lease Facilities:
Bearing interest at variable interest rates	8,224	13,684	14,534	15,419	16,408	169,748

(1)	Represents principal payments on our credit facilities that bear interest at variable rates for which we have entered into interest rate swap agreements to fix the LIBOR base rate. For the purpose of this table, principal repayments are determined based on contractual repayments in the commitment reduction schedules for each related facility.

As of March 31, 2013, we had the following interest rate swaps outstanding (in thousands):

Fixed per annum rate swapped for LIBOR	Notional Amount as of March 31, 2013	Maximum Notional Amount(1)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017
5.1750%	625,899	663,399	July 16, 2012	July 15, 2016
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.6000%	200,000	200,000	June 23, 2010	December 23, 2021
5.0275%	111,000	158,000	May 31, 2007	September 30, 2015
5.5950%	106,800	106,800	August 28, 2009	August 28, 2020
5.2600%	106,800	106,800	July 3, 2006	February 26, 2021(2)
5.2000%	92,160	96,000	December 18, 2006	October 2, 2015
5.4975%	59,700	59,700	July 31, 2012	July 31, 2019
5.1700%	24,000	55,500	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount during the term of the swap.
(2)	We have entered into a swaption agreement with a bank (“Swaption Counterparty A”) whereby Swaption Counterparty A has the option to require us to enter into an interest rate swap to pay LIBOR and receive a fixed rate of 5.26%. This is a European option and is open for a two hour period on February 26, 2014, after which it expires. The notional amount of the underlying swap is $106.8 million with an effective date of February 28, 2014 and an expiration date of February 26, 2021. If Swaption Counterparty A exercises the swaption, the underlying swap effectively will offset our 5.26% pay fixed LIBOR swap from February 28, 2014 to February 26, 2021.

We have entered into swaption agreements with a bank (“Swaption Counterparty B”) whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps, by February 28, 2017, to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As at March 31, 2013, these financial instruments are in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of March 31, 2013. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

You should consider the factors discussed in Item 3.D “Risk Factors” in our 2012 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2013 Annual Meeting of Shareholders was held on April 26, 2013. Briefly described below is each matter voted on at the meeting:

(1)	Election of the following individuals, nominated by the board of directors, to hold office as Class II Directors of the board of directors of the Company for a term of three years. There was no solicitation in opposition to the board’s nominees for the directors listed in our definitive proxy statement dated March 19, 2013, and all such nominees were elected. Total common and Series A preferred stock voted (with Series A preferred stock voting on an as-converted basis) was 61,436,778. There were 93,894 broker non-votes.

Name	Number of Shares Voted
	For	Withheld
Gerry Wang	59,978,866	1,364,018
Graham Porter	59,498,962	1,843,922
Harald H. Ludwig	59,982,221	1,360,663

The other members of the board of directors are: Class III Directors: Peter Shaerf and John C. Hsu (terms expire at the 2014 Annual Shareholder Meeting); Class I Directors: Kyle R. Washington, Nicholas Pitts-Tucker and David Lyall (terms expiring at the 2015 Annual Shareholder Meeting); and Series A Preferred Shareholder Nominee Director: George H. Juetten (no term).

(2)	Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2013. Total common and Series A preferred stock voted (with Series A preferred stock voting on an as converted basis) was 61,256,176 in favor, 77,325 opposed, 103,277 abstained and nil broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2013 was ratified.

Item 6 — Exhibits

None.